1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com JULIEN BOURGEOIS julien.bourgeois@dechert.com +1 202 261 3451 Direct +1 202 261 3151 Fax

November 23, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Mr. Bo Howell

Re:	PACE® Select Advisors Trust (the “Registrant”)
File Nos. 033-87254, 811-08764

Dear Mr. Howell:

This letter responds to comments that you provided to Julien Bourgeois and J. Matthew Thornton of Dechert LLP in a telephonic discussion on November 10, 2011, with respect to Post-Effective Amendment No. 32 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on September 29, 2011.  We have reproduced the comments below, followed by the Registrant’s responses.

General Comments

1.               Comment:               Please include standard Tandy representation language.

Response:                The Registrant hereby makes the following representations:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Securities and Exchange Commission (the “Commission,” or “SEC”) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

•                  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

2.               Comment:               For each Fund, under the section captioned “Fees and expenses of the fund,” the “Annual fund operating expenses” table and the expense example were not completed.  Please provide a completed “Annual fund operating expenses” table and the expense example for one of the Funds, prior to the Registrant’s upcoming Post-Effective Amendment filing.

Response:                The requested information has been provided in a prior correspondence, filed on November 21, 2011 (Accession No. 0001104659-11-065552).

3.               Comment:               Please file as exhibits to the Registrant’s upcoming Post-Effective Amendment filing any applicable written fee waiver and expense limitation agreements referred to in the footnotes to the Funds’ “Annual fund operating expenses” tables.

Response:                The Registrant has incorporated this comment, and has filed as an exhibit to Post-Effective Amendment No. 33 to the Registrant’s registration statement its written fee waiver and expense limitation agreement referred to in the footnotes to the Funds’ “Annual fund operating expenses” tables.

PACE® Government Securities Fixed Income Investments — Prospectus

4.               Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please identify the benchmark index that is used for establishing the Fund’s duration parameters (and please do so for any other Fund for which this index is not already identified with respect to duration parameters).

Response:                The Registrant has incorporated this comment.  The requested disclosure has been added.

5.               Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” it states that the Fund may engage in short selling.  Please provide any necessary information related to short selling in the “Annual fund operating expenses” table (if expenses related to short sales are material amounts), or else confirm that such information is not needed (if the expense amounts are not material).

Response:                The Registrant confirms that disclosure of fees and expenses related to the Fund’s short selling activities as a separate line item in the Fund’s “Annual fund operating expenses” table is not appropriate based on the Fund’s short selling activity during the prior fiscal year.

6.               Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” it states that the Fund invests at least 80% of its assets in government fixed income securities.  Please indicate whether the Fund’s investments in derivatives are included in calculating compliance with this policy, and if so, please indicate how such derivatives are valued (i.e., mark-to-market or notional value).

Response:                The Fund’s investments in derivatives are not included in calculating compliance with this policy.

7.               Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal risks,” please provide examples of the U.S. government sponsored entities referred to in this disclosure.

Response:                The Registrant has incorporated this comment.  The requested disclosure has been added.

PACE® Intermediate Fixed Income Investments — Prospectus

8.               Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please indicate whether the Fund is managed such that its dollar-weighted average maturity is more than 3 years but less than 10 years, consistent with SEC staff guidance (Question 11 of the staff’s Rule 35d-1 Q&A) relating to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:                The Registrant confirms that this Fund does have such a policy, and disclosure to this effect has been reinserted in this section of the Prospectus.

PACE® Municipal Fixed Income Investments — Prospectus

9.               Comment:               Please indicate in your correspondence letter whether the Fund’s policy to invest at least 80% of its net assets in municipal fixed income investments, the income from which is exempt from regular federal income taxes, is fundamental, consistent with Rule 35d-1 under the 1940 Act.

Response:                The Registrant confirms that the Fund’s policy mentioned above is fundamental, and may not be changed without the approval of the Fund’s shareholders, and notes that disclosure to this effect is included in the Prospectus under the section captioned “More information about the funds” and sub-captioned “Name-linked investment policies.”

PACE® International Fixed Income Investments — Prospectus

10.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please indicate whether the Fund has a policy to invest in at least three countries, including the U.S.

Response:                The Registrant confirms that the Fund has a policy to normally invest in a minimum of four countries, one of which may be the United States.  This policy has been disclosed in the Fund’s Statement of Additional Information (“SAI”) in the section captioned “The funds and their investment policies” and sub-captioned “PACE International Fixed Income Investments.”

PACE® High Yield Investments — Prospectus

11.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please disclose the Fund’s policies with respect to portfolio maturity and duration.

Response:                The Prospectus currently already includes the following under “Principal strategies — Management process”: “MacKay Shields anticipates that under normal circumstances the fund’s average duration will be within +/-25% of that of the BofA Merrill Lynch Global High Yield Index. This index ordinarily has a duration of between 4 and 5 years.”  The Fund has no additional policy with respect to portfolio maturity; corresponding disclosure has been added to the Prospectus.

PACE® Large Co Value Equity Investments and PACE® Large Co Growth Equity Investments — Prospectus

12.         Comment:               Under each Fund’s section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” large capitalization companies are defined as those with total market capitalizations of $3 billion or greater at the time of purchase.  Please explain why this is an appropriate definition.

Response:                The Registrant notes that the SEC stated in Investment Company Act Release No. IC-24828 (the “Names Release”) that investment companies using the terms “small, mid, or large capitalization” in their names will be subject to Rule 35d-1 of the 1940 Act because those terms suggest a focus on a particular type of investment.  The Names Release states that an investment company may use “any reasonable definition” of the terms that its name uses and should define those terms in discussing its investment objectives and strategies in the company’s prospectus.  The Registrant further notes that, in developing a definition of the terms “small-, mid-, or large-capitalization,” the SEC staff has stated that investment companies should consider all pertinent references, including industry indices, classifications that mutual fund rating organizations use and definitions that financial publications use.(1)

The Registrant believes that a different definition of large capitalization companies could limit the ability of the Funds to effectively manage their investment strategies relative to their assigned large capitalization market benchmarks, namely the Russell 1000 Value Index for PACE Large Co Value Equity Investments and the Russell 1000 Growth Index for PACE Large Co Growth Equity Investments.  Each of the benchmarks is a “large-cap” index.(2)  Below is a table showing the median market capitalizations for these indexes and the Russell 1000 Index,(3) as of October 31, 2011:

	Median Market Capitalization (in billions)
Russell 1000 Value Index	$4.717	(4)
Russell 1000 Growth Index	$5.585	(5)
Russell 1000 Index	$5.129	(6)

Therefore, half of the companies in each of these indices had market capitalizations less than that in the table above, as of October 31, 2011.  In addition, as of May 31, 2011, the smallest

(1)                                  Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001), at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

(2)                                  The Russell 1000 Value Index measures the performance “of the large-cap value segment of the U.S. equity universe”; the Russell 1000 Growth Index measures the performance “of the large-cap growth segment of the U.S. equity universe.”  See, e.g., Russell U.S. Indexes, Definitions, at http://www.russell.com/indexes/data/US_Equity/russell_us_indexes_definitions.asp.

(3)                                  The Russell 1000 Index measures the performance “of the large-cap segment of the U.S. equity universe.”  Id. at http://www.russell.com/indexes/data/US_Equity/russell_us_indexes_definitions.asp.

(4)                                  See http://www.russell.com/indexes/PDF/fact_sheets/US/1000v.pdf.

(5)                                  See http://www.russell.com/indexes/PDF/fact_sheets/US/1000g.pdf.

(6)                                  See http://www.russell.com/indexes/PDF/fact_sheets/US/1000.pdf.

company in the Russell 1000 Index had a market capitalization of approximately $1.624 billion(7), well below the Funds’ $3.0 billion threshold.

Therefore, the Registrant believes that the current $3.0 billion threshold is a “reasonable definition” in light of the standards set forth by the SEC staff.

PACE® Small/Medium Co Value Equity Investments — Prospectus

13.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” it states that from time to time the Fund may invest a significant portion of its assets in the stocks of companies in various economic sectors, such as financials or technology.  Please provide specific principal risk disclosure for investments in these sectors.

Response:                The Registrant employs a “manager of managers” structure, whereby UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), the Fund’s investment manager, selects separate investment sub-advisors to manage the assets of the series of the Registrant.  This Fund currently has three sub-advisors.  While the Fund has distinct investment policies and guidelines, the sub-advisors employ unique investment strategies in actively managing their respective portions of the Fund.

The Fund mentions investments in these two sectors by way of example only; the Fund does not anticipate that it will consistently maintain overweight exposures to these two particular sectors.  In addition, the Fund identifies “Sector risk” (“Because the fund may invest a significant portion of its assets in the stocks of companies in particular economic sectors, economic changes adversely affecting such a sector may have more of an impact on the fund’s performance than another fund having a broader range of investments.”) as a principal risk of the fund.  The Registrant believes that this disclosure adequately addresses the concern raised by this comment.  Consequently, the Registrant does not believe that it is necessary to include sector-specific risk disclosure in the Prospectus’s “Principal risks” section, because this Fund may not always maintain overweight exposures to these sectors, and may in the future maintain temporary overweight exposures in other sectors.

PACE® Small/Medium Co Growth Equity Investments — Prospectus

14.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” it states that from time to time the Fund may invest a significant portion of its assets in the stocks of companies in various economic sectors, such

(7)                                  See http://www.russell.com/indexes/tools-resources/reconstitution/us-capitalization-ranges.asp as healthcare or technology.  Please provide specific principal risk disclosure for investments in these sectors.

Response:                Please see the Registrant’s response to Comment #13 above, which also applies to this comment.

PACE® International Equity Investments — Prospectus

15.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please indicate whether it is the Fund’s policy to invest a significant amount of its assets (e.g., 40% or more) outside of the U.S.

Response:                The Prospectus currently includes the following in this section: “The fund invests primarily in stocks of companies that are domiciled in developed foreign countries and principally traded in Japanese, European, Pacific and Australian securities markets or traded in US securities markets.”  The Fund’s SAI states: “‘Domiciled,’ for these purposes, means companies (1) that are organized under the laws of a country other than the United States, (2) for which the principal securities trading market is in a country other than the United States or (3) that derive a significant proportion (at least 50%) of their revenues or profits from goods produced or sold, investments made or services performed in the respective country or that have at least 50% of their assets situated in such a country.” Thus, the current Prospectus and SAI disclosure make clear that the Fund will ordinarily invest in excess of 40% of its assets outside of the U.S.

PACE® International Emerging Markets Equity Investments — Prospectus

16.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Annual fund operating expenses,” please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the “Annual fund operating expenses” table in light of the Fund’s ability to invest in other investment companies.

Response:                The Registrant confirms that the Fund’s “Acquired fund fees and expenses” do not exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual fund operating expenses” table is not required.

PACE® Global Real Estate Securities Investments — Prospectus

17.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” please indicate whether the Fund considers a company’s market capitalization as part of its investment strategy.

Response:                As a matter of policy, this Fund is not limited with respect to market capitalization in its equity investments.  The Registrant has incorporated this comment by adding disclosure to this effect in this section.

PACE® Alternative Strategies Investments — Prospectus

18.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Fees and expenses of the fund,” please indent the sub-captions under “Other expenses” and delete the “Total other expenses” line item within the “Annual fund operating expenses” table.

Response:                The Registrant has incorporated this comment.

19.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments,” it states that the Fund attempts to achieve a total rate of return that exceeds the rate of return on 3-month Treasury bills by 3% to 4%, exclusive of investment management fees, on an annualized basis over a full market cycle.  Please explain whether this disclosure is appropriate in light of Rule 156 under the 1933 Act.

Response:                Rule 156 under the 1933 Act outlines some of the ways in which statements in investment company sales literature could be deemed to be misleading.  Rule 156(b)(2)(ii)(A) in particular states:

“(b) Whether or not a particular description, representation, illustration, or other statement involving a material fact is misleading depends on evaluation of the context in which it is made. In considering whether a particular statement involving a material fact is or might be misleading, weight should be given to all pertinent factors, including, but not limited to, those listed below.

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(2)  Representations about past or future investment performance could be misleading because of statements or omissions made involving a material fact, including situations where:

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(ii)  Representations, whether express or implied, about future investment performance, including: (A) Representations, as to security of capital, possible future gains or income, or expenses associated with an investment;”

The Registrant notes that the Fund’s disclosure cited in this comment does not contain a representation about future performance. Rather, it is expressing the Fund’s target return, stating that it “attempts to achieve” this rate of return.  In addition, the following appears as the very next sentence: “The fund’s manager, UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), does not represent or guarantee that the fund will meet this return goal, and investors should be aware that, because of the fund’s complex strategies and investments, an investment in the fund involves a significantly higher risk level than an investment in US Treasury bills.” Taken together, these sentences clearly communicate to an investor that (i) actual returns could fall short of this return goal, and (ii) the Fund is significantly riskier than an investment in Treasury bills.  Finally, under “Principal risks,” it states, “You may lose money by investing in the fund.” Thus, the Registrant does not believe that the Fund’s disclosure cited by the SEC staff in this comment violates Rule 156 or is misleading.

20.         Comment:               Under the section captioned “Fund summary” and sub-captioned “Performance,” please explain why the Citigroup 3-Month Treasury Bill Index is an appropriate primary index for this Fund.

Response:                Item 4(b)(2)(iii) of Form N-1A requires funds to show the returns of an “appropriate broad-based securities market index” in their average annual total returns tables, and this phrase is in turn defined in the Form in Instruction 5 to Item 27(b)(7) as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter… .” In its 1998 release adopting amendments to Form N-1A, the SEC stated, “The purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”(8)

In 2010, the Registrant’s performance benchmark was changed from the MSCI World Free Index (net) to the Citigroup 3-Month Treasury Bill Index (and the Registrant respectfully notes that this change was included in the Registrant’s Rule 485(a) filing submitted on September 29, 2010 (Accession No. 0001104659-10-050471) that had been reviewed by the SEC staff).  As stated in the Fund’s Prospectus,

(8)                                  Registration Form Used by Open-End Management Investment Companies, SEC Release No. 33-7512 (Mar. 13, 1998).

“The fund has a broad investment mandate that permits it to use an extensive range of investment strategies and to invest in a wide spectrum of equity, fixed income and derivative securities in pursuing its investment objective. The fund seeks to achieve its investment objective with a low correlation to market environments for traditional asset classes and as such attempts to achieve a total rate of return which exceeds the rate of return on 3-month Treasury bills by 3.00% to 4.00%, exclusive of investment management fees, on an annualized basis over a full market cycle.”

Given the Fund’s broad investment mandate and its goal of obtaining positive absolute performance relative to 3-month Treasury bills, the Registrant believes that the Citigroup 3-Month Treasury Bill Index is an appropriate securities index for this Fund.  In addition, the Registrant believes that the use of an equity index such as the MSCI World Free Index (net) or a fixed income index as its primary broad-based securities market index would be a less desirable alternative, because (i) only a small portion of the Fund’s assets may include securities represented by such an index at any given time, and (ii) the Fund may, by design, generate returns very different from those of such an index.  Accordingly, in a case where another index would not “provide investors with a basis for evaluating [the] fund’s performance and risks relative to the market,” the Registrant believes that if this approach were not deemed to be explicitly permitted by the terms of Item 4(b)(2)(iii) of Form N-1A, it is a case where a variance in disclosure is appropriate in order to remain consistent with the objectives of Form N-1A, pursuant to General Instruction C.1(d).

Furthermore, this index (and similar Treasury bill-related indices) is very commonly used throughout the industry for funds with similar strategies.(9)

General Prospectus Comment

21.         Comment:               Under the section captioned “More information about the funds” and sub-captioned “Additional information about investment objectives, principal risks and investment strategies,” please provide an example of the effect that an increase in interest rates will have on the value of a Fund, given a particular numerical duration.

(9)                                  See, e.g., the Vanguard Market Neutral, DWS Disciplined Market Neutral, Zacks Market Neutral and Touchstone Market Neutral Equity Funds (which use this same index as their primary index); the American Century Equity Market Neutral Fund (which uses the Barclays Capital 1-3 Month Treasury Bill Index as its index); and the Managers AMG FQ Global Alternatives Fund (which uses the Citigroup 1-Month T-Bill Index as its index).

Response:                The Registrant has incorporated this comment.  The requested disclosure has been added.

Statement of Additional Information Comments

22.         Comment:               Under the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Fundamental investment limitations,” please explain why it is appropriate to treat “U.S. banking” and “non-U.S. banking” as different industries.

Response:                Section 8(b)(1)(E) of the 1940 Act requires that a fund include in its registration statement:

“a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

*                                         *                                         *

(E) concentrating investments in a particular industry or group of industries.

The statute gives a fund some flexibility to define its own policy on concentration of investments.  However, under Section 13(a)(3) of the 1940 Act, a fund’s policy on industry concentration, once recited in its registration statement, cannot be changed without a vote of the shareholders of the fund.  As recognized by the court in the Schwab YieldPlus Fund case:

“[a] promoter is free to define an industry in any reasonable way when it establishes a fund . . . But once the promoter has drawn a clear line and thereafter gathers in the savings of investors, the promoter must adhere to the stated limitation unless and until it is changed by a stockholder vote.”(10)

In 1983, the SEC staff published guidelines in connection with the SEC’s initial adoption of Form N-1A.  Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries.  Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the

(10)                            See In re Charles Schwab Corp. Secs. Litig., 2010 WL 1261705 (N.D. Cal. March 30, 2010).

Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”

Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that its treatment of US banking and non-US banking as distinct industries is entirely consistent with the requirements of Sections 8 and 13 of the 1940 Act, as well as Guide 19.  UBS Global AM, the Funds’ investment manager, believes that the primary economic characteristics of U.S. banks differ from those of foreign banks, and this approach is consistent with the different investment risks tied to those investments.  Additionally, the North American Industry Classification System (NAICS), which is the standard used by federal statistical agencies to classify industries that has replaced the Standard Industrial Classification (SIC) system, has a number of different industry classifications for the U.S. banking area itself, which suggests that even within the U.S. banking sector, the U.S. federal government recognizes that there are several banking “industries.”  For example, NAICS has different industry codes for “Commercial Banking” (code 522110), “Savings Institutions” (code 522120) or “Investment Banking and Securities Dealing” (code 523110) (see http://www.census.gov/cgi-bin/sssd/naics/naicsrch?chart_code=52&search=2007 NAICS Search).  It is worthy of note that Guide 19 indicated that money market funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities and “certain bank instruments issued by domestic banks” and further indicates that “United States branches of foreign banks may be considered domestic banks” under certain circumstances.  Thus, the staff’s position that is summarized in Guide 19 makes a clear distinction between US and foreign banks in the context of concentration policies.  The Funds’ interpretation is consistent with that distinction.  It is therefore reasonable to distinguish between US and foreign banks.

Guide 19 further notes that registrants selecting their own industry classifications should disclose them.  The Funds’ interpretation with respect to banking and non-US banking industries has been fully disclosed to investors for a number of years (we also respectfully note that this interpretation has previously been reviewed by the SEC staff in a proxy statement and in registration statements, and approved by shareholders in 2008 (see page 23 of the Registrant’s Definitive Proxy Statement, filed with the SEC on April 3, 2008, Accession No. 0001104659-08-022190)), and this position has been previously discussed with the SEC staff for another registrant within the fund family (see the comment response letter dated June 28, 2010, Accession No. 0001209286-10-000313, filed on behalf of UBS Money Series).

As a result of the foregoing, no change has been made to the Funds’ interpretation and corresponding disclosure.

23.         Comment:               Under the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Fundamental investment limitations,” please indicate whether taxable municipal securities will be considered to be in the same industry as the issuer of those securities.

Response:                The Registrant confirms that with regard to taxable municipal securities, it monitors industry concentration based on the industry of the issuer of those securities.  The Registrant believes that the current disclosure in the section indicated already clearly includes the requested indication.  Notably, the Registrant respectfully submits that this clause (c) (i.e., “(c) taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation”) was added in response to a past similar comment from the SEC staff (see the comment response letter dated June 28, 2010, Accession No. 0001209286-10-000313, filed on behalf of UBS Money Series, a separate registrant within the fund family).

24.         Comment:               Under the section captioned “Portfolio managers” and sub-captioned “Metropolitan West Capital Management, LLC—Compensation,” please identify the benchmark to which performance-based bonuses are tied.

Response:                The Registrant has incorporated this comment.  The requested disclosure has been added.

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Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:	Joseph Allessie— Vice President and Assistant Secretary of PACE Select Advisors Trust
Jack W. Murphy — Dechert LLP